June 9, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:	Mitchell Austin
Matthew Derby
Lisa Etheredge
Robert Littlepage

Re:	Space Exploration Technologies Corp.
Registration Statement on Form S-1 (File No. 333-296070)
Ladies and Gentlemen:
Space Exploration Technologies Corp., a Texas corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-296070) (the “Registration Statement”) be accelerated and that it be declared effective June 11, 2026 at 10:00 a.m., Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Hillary Holmes at (346) 718-6602.

Sincerely,

Space Exploration Technologies Corp.

By:	/s/ Bret Johnsen
Name:	Bret Johnsen
Title:	Chief Financial Officer

cc:	Courtney Zeppetella, Vice President, Corporate Controller, Space Exploration Technologies Corp.
Michael Smith, Senior Director, Legal, Space Exploration Technologies Corp.
Hillary Holmes, Gibson, Dunn & Crutcher LLP
Harrison Tucker, Gibson, Dunn & Crutcher LLP
Thomas Kim, Gibson, Dunn & Crutcher LLP
Brian Lane, Gibson, Dunn & Crutcher LLP